NEWS RELEASE

For Immediate Release

ELK VALLEY COAL RECIEVES

2007 MINING AND SUSTAINABILITY AWARD

CALGARY, February 4, 2008 – Fording Canadian Coal Trust (TSX: FDG.UN; NYSE: FDG) and Teck Cominco Limited (TSX: TCK.A and TCK.B; NYSE: TCK) are pleased to announce that Elk Valley Coal’s Fording River Operations will be awarded the 2007 Mining and Sustainability Award at a ceremony in Cranbrook, B.C. on February 28, 2008.  The award is presented annually by the Mining Association of British Columbia and the Ministry of Energy, Mines and Petroleum Resources to publicly recognize companies, communities, First Nations, non-governmental organizations, government agencies and individuals committed to advancing and promoting sustainable development in the B.C. mining and minerals sector.

“Congratulations to the employees at the Fording River Operations for this outstanding achievement,” said Boyd Payne, President, Elk Valley Coal and Fording Canadian Coal Trust. "Sustainable development is an integral part of the way we do business and we are proud to be recognized for those efforts."

The Fording River mine has been operating since 1970 and is recognized as a world leader in reclamation; however, sustainable development for Fording River is not limited to reclamation. It is also committed to high standards of safety and community involvement. Last September, Fording River’s mine rescue team placed first in the Surface Mine Rescue category in the 2007 North West Regional Rescue Competitions.  As well, Fording River makes significant contributions to the community through its scholarship, donation, and education outreach programs and its participation in community events. In addition, Fording River, along with Elk Valley Coal’s other operations, is currently working with the Ktunaxa Nation Council to find ways to foster a healthy, long-term relationship with the Council and its members.

"We are very proud to be the recipient of the 2007 Mining and Sustainability Award," said Richard Tremblay, General Manager at the Fording River Operations. "This award and the awards we have received for our mine rescue and first aid teams are a reflection of Elk Valley Coal's ongoing commitment to being a great employer and responsible member of the communities in which we operate."

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

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Contacts:

Elk Valley Coal Media Contact Nic Milligan Manager, Community & Governmental Affairs 250-425-3335 Fording Canadian Coal Trust Investors Colin Petryk Director, Investor Relations 403-260-9823	Teck Cominco Limited Media Contact Patricia Dillon Manager, Business and Government Relations 604-687-1117 Investors David Splett Director, Investor Relations 604-685-3045